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United States Securities and Exchange Commission
Division of Corporation Finance	File No. 045639-0015
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                                         Kevin L. Vaughn

Martin James

Dennis Hult

Re:                             Thoratec Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 18, 2014
File No. 000-49798

Ladies and Gentlemen:

On behalf of Thoratec Corporation (“Thoratec” or the “Company”), we confirm receipt of the letter dated May 5, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”).  We are responding to the Staff’s comments on behalf of Thoratec, as set forth below.  The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter.  Thoratec’s responses follow each of the Staff’s comments.

Form 10-K for the Year Ended December 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Provided by Operating Activities, page 53

1.                                      We note that inventory increased 28% to $60.3 million in 2013 from $47.1 million in the preceding year, while current year sales increased only 2% over the prior year.  Please tell us more about the factors that caused this increase.  As appropriate, revise your discussion of your cash flows in future filings to provide greater analysis of the reasons for underlying changes in assets and liabilities.

Response: The Company respectfully advises the Staff that the primary factor that contributed to the 28% increase in inventory in 2013 was the Company’s HeartMate II pump implant kits, which accounted for approximately half of the overall inventory percentage increase.  The remainder of the increase was primarily due to the HeartMate II Pocket Controller, a new product launched in 2013.  The Company notes that its consolidated inventory balance at the end of 2010 and 2011 was $59.8 million and $55.7 million, respectively, and declined to $47.1 million at the end of 2012 in part as a result of stronger than expected HeartMate II pump sales in the fourth quarter of 2012.  The consolidated inventory balance at the end of 2013 was $60.3 million, which is relatively consistent with the Company’s historical inventory trend.  The Company sells its HeartMate II systems worldwide and does not expect any material inventory obsolescence issues.

In addition, the Company advises the Staff that the Company will include the requested discussion as appropriate in its future filings.

Note 1.  Operations and Summary of Significant Accounting Policies, page 65

Product Warranty, page 69

2.                                      We note that the additions to the warranty provision were $1.9 million, $1.5 million and $10.4 million for each of the fiscal years 2011, 2012 and 2013, respectively.  You indicate that the change in estimates was not significant for each year.  Please tell us more about the factors that led to the significant increase in the warranty reserve from 0.3% of sales in 2012 to 2% of sales in 2013.  Revise your discussion in MD&A in future filings to explain any underlying reasons for unusual or large changes in your warranty provision.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company launched a new product, the HeartMate II Pocket Controller, during 2013 and as disclosed on page 50 of the Form 10-K, the changes in gross profit in 2013 as compared to 2012 were in part due to “…charges comprised of warranty expense and inventory reserves related to the transition from the EP System Controller to the Pocket Controller in 2013...”  The increase in the warranty reserve in 2013 was primarily due to the volume of warranty-related claims and anticipated future warranty activity associated with sales of the Company’s newly released HeartMate II Pocket Controller in 2013.  The change in estimates related to pre-existing warranty reserves were not significant in fiscal years 2011, 2012 and 2013 based on the Company’s historical warranty claim experience.  If there are any significant changes in estimates from original amounts, the Company will disclose them on a separate line in the warranty roll-forward schedule included in its consolidated financial statements and will provide explanations of these changes in estimates in MD&A.

In addition, the Company advises the Staff that the Company will include the requested discussion as appropriate related to its warranty reserve increase in its future filings.

* * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells
Kathleen Wells
of LATHAM & WATKINS LLP

cc:                                Gerhard F. Burbach, Thoratec Corporation

Taylor C. Harris, Thoratec Corporation

David A. Lehman, Thoratec Corporation

Jason Throne, Thoratec Corporation